PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-134 January 10, 2007

POSITIVE PRE-FEASIBILITY STUDY FOR PLATINUM GROUP METALS’

WESTERN BUSHVELD JOINT VENTURE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announces completion of a positive Pre-feasibility Study for a platinum mine in the Project 1 area of the Western Bushveld Joint Venture (“WBJV”)  in South Africa. The partners of the WBJV; PTM, Anglo Platinum and Africa Wide have given the approval to advance towards a bankable feasibility study for an underground mine producing 155,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold (4E’s), in concentrate. In addition, drilling will continue along strike from the Project 1 area to further define additional potential resources on the Project 2 and Project 3 areas of the WBJV.

The WBJV Project 1 is located in the heart of the western part of the Bushveld Complex of South Africa, a location that produces 70% of the world’s platinum from the same two layers investigated in the study. Anglo Platinum’s 200,000 ounce refined platinum or 310,000 4E ounce per year BRPM platinum mine adjoins the WBJV.

Highlights from the WBJV Pre-feasibility Study include:

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Positive pre-tax returns support proceeding with a bankable feasibility study

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Modelled underground platinum mine generates 155,000 platinum ounces per year or 250,000 4E (platinum, palladium, rhodium and gold) ounces per year in concentrate with a total mine life over 18 years

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A vertical shaft system or an early access decline and vertical shaft system combination offer good returns.  Both approaches to be studied during the bankable study

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Pre-tax Internal Rate of Return (“pre-tax IRR”) of 17.7% for the vertical shaft approach and 17.0% for the decline/vertical shaft combination using PTM long term price view with 28.9% and 29.0% pre-tax IRR using recent spot prices over the life of the mine

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Average life-of-mine cash operating costs to produce and deliver concentrate estimated at US$47 /tonne (352 R/tonne) and US$ 328 /4E oz (78,972 R/ 4E kg)

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The peak funding cost to establish the mine is estimated at US$ 286 million (2.143 billion Rand) for a vertical shaft only or US$ 272 million (2.040 billion Rand) for the decline and vertical shaft combination. Total life of mine capital costs for the vertical shaft option is US$ 328 million (2.457 billion Rand) and for the decline / vertical shaft option is US$ 355 million (2.663 billion Rand)

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Pre-tax Net Present Value “NPV” at a 5% real discount rate of US$ 339 million (2.545 billion Rand) for the vertical shaft option and US$ 325 million (2.441 billion Rand) for the decline and vertical shaft combination

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Mining authorization applications and associated permit applications are expected to be submitted in early 2007

“The project is attractive because of its platinum grade and shallow depth. The study indicates that the deposit can support a robust mine development with a life of over 18 years,” said John Gould, Managing Director of Platinum Group Metals South Africa.

“The Pre-Feasibility Study has provided the partners in the JV with the confidence to proceed with a bankable feasibility study and to continue drilling the Project 2 and 3 areas of the property”, said R. Michael Jones, President and CEO of Platinum Group Metals Canada.

“The project has also benefited from input at the Joint Venture Management Committee level from our partner Africa Wide in the work beyond mining, in sustainable community development and involvement,” said John Gould. “We look forward to working with government and the communities in the area to maximize the value of the project for all stakeholders including the joint venture shareholders, government, and communities in the mine area.”

Platinum Group Metals Ltd. holds a 37% interest in the WBJV and is the project Operator. Anglo Platinum Limited (AMS-JSE) holds a 37% interest and Africa Wide Mineral and Prospecting Pty Ltd. holds a 26% interest, in compliance with the 10 year objective of the South African Mining Charter. All parties contribute on a pro-rata basis to the ongoing exploration and development program.

The Pre-Feasibility Study was completed by leading independent engineering firm Turnberry Projects Pty. Ltd. of South Africa. Anglo Platinum has completed a high level review of the Pre-Feasibility study and has highlighted some risks to be addressed during the bankable feasibility study. The pre-feasibility results presented are based on 100% of the project in South African Rand with an exchange rate of 7.5:1 to the US dollar with no debt financing considerations.

The estimates in this study have considerable risks and opportunities as a result of the preliminary nature of the engineering study, and social and licensing arrangements. Some of the estimates and assumptions are detailed below.

SALIENT FEATURES   PRE-FEASIBILITY STUDY REVIEW

ESTIMATED AGGREGATE RESOURCES				Merensky Reef -MR and UG2 Reef Blended

	Cut-off (cm g/t)	Mt	g/t	Average Mining Width (m)	Tonnes PGE (4E)	Moz
Measured	100	4.453	5.20	1.33	23.153	0.744
Indicated	~100	40.926	4.31	1.43	176.561	5.676
Inferred	~100	14.363	4.03	1.45	57.953	1.863

METAL PRICES & EXCHANGE RATE		Case A Forward Prices	Case B Recent Prices

Platinum	(US$/oz)	900	1204
Palladium	(US$/oz)	330	322
Rhodium	(US$/oz)	2000	4800
Gold	(US$/oz)	500	627
Copper	(US$/lb)	1.31	3.36
Nickel	(US$/lb)	4.65	14.88
R/US$		7.50	7.25

FINANCIAL PARAMETERS AND INDICATORS

Basket Prices	ZAR/kg Case A	US$/oz Case A	ZAR/kg Case B	US$/oz Case B
Basket Price Merensky Reef	185,800	771	250,415	1,074
Basket Price UG2 Reef	208,800	866	311,458	1,336

Smelter and Refinery Discount	ZAR/kg Case A	US$/oz Case A	ZAR/kg Case B	US$/oz Case B
Reduction in Basket Price MR	28,870	120	40,812	175
Reduction in Basket Price UG2	36,356	151	51,222	220
Received Basket Price for MR	156,930	651	209,603	899
Received Basket Price for UG2	172,444	715	260,236	1,116

Taxes
Government Royalty Payment: PGM	(% of Rev.)	3%
Government Royalty Payment: Base Metals	(% of Rev.)	1%
Company Dividend Tax	(% of Pay.)	12.50%
Company Tax	(% of Profit)	29%

Capital	ZAR (Billion)	US$ (Million)
Capital: Vertical Shaft Option Only (Total include sustaining)	2.457	328
Capital: Vertical Shaft Option Only (Peak Funding)	2.143	286
Capital: Vertical Shaft and Decline Option (Total)	2.663	355
Capital: Vertical Shaft and Decline Option (Peak Funding)	2.040	272
Contingency included in the capital cost	0.242	32

Working Costs (R/tonne and US$/ton)	ZAR/tonne	US$/tonne
Vertical Shaft Only
Opex Cost for Vertical Shaft Only	352	47

Decline and Vertical Shafts
Opex Cost for Decline Only (thereafter Vertical Shaft Value Applies)	312	42
Opex Cost of Decline and Vertical Shafts	352	47

Working Costs (R/kg and US$/oz)	ZAR/kg	US$/oz
Cost only to Concentrate (Vertical Shaft Option Only)	78,972	328
Cost only to Concentrate for Ver. & Dec.Shaft Options	79,082	328

EVALUATION (NET PRESENT VALUE)

		NPV 5% Discount	NPV 10% Discount	NPV 12.5% Discount
Vertical Shaft Only (Case A)	ZAR (Billion)	2.545	0.977	0.534
(Pre-tax, Forward Prices)	US$ (Million)	339	130	71
	IRR	17.70%

Vertical Shaft & Decline (Case A)	ZAR (Billion)	2.441	0.911	0.476
(Pre-tax, Forward Prices)	US$ (Million)	325	121	63
	IRR	17.00%

Vertical Shaft Only (Case B)	ZAR (Billion)	6.631	3.247	2.257
(Pre-tax, Current Prices)	US$ (Million)	884	433	301
	IRR	28.90%

Vertical Shaft & Decline (Case B)	ZAR (Billion)	6.609	3.264	2.280
(Pre-tax, Current Prices)	US$ (Million)	881	435	304
	IRR	29.00%

Estimated Measured Resource Base:

MR FPP = Merensky Reef pegmatoidal feldspathic pyroxenite; MR CR = Merensky Reef contact reef;
and UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum-group metals.

The cut-offs for Indicated and Inferred Resources have been established by a qualified person after a review of potential operating costs and other factors.

Measured Resource
	Cut-off (cmg/t) 4E	Million tonnes	Grade (g/t) 4E	Mining width (m)	Tonnes PGM (4E)	Million ounces PGMs (4E)
MR FPP	100	2.187	7.11	1.24	15.554	0.500
UG2	100	2.266	3.35	1.47	7.599	0.244
Total Measured		4.453	5.20		23.153	0.744

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62%	4.42	26%	1.85	5%	0.36	7%	0.48
UG2	64%	2.15	24%	0.80	10%	0.35	1%	0.05

Estimated Indicated Resource Base:

MR FPP = Merensky Reef pegmatoidal feldspathic pyroxenite; MR CR = Merensky Reef contact reef;
and UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum-group metals.

The cut-offs for Indicated and Inferred Resources have been established by a qualified person after a review of potential operating costs and other factors.

Indicated Resource
	Cut-off (cmg/t) 4E	Million tonnes	Grade (g/t) 4E	Mining width (m)	Tonnes PGM (4E)	Million ounces PGMs (4E)
MR FPP	100	15.575	6.46	1.26	100.630	3.235
MR CR	300	0.183	5.68	1.01	1.040	0.033
UG2	100	25.168	2.98	1.50	74.891	2.408
Total Measured		40.926	4.31		176.561	5.676

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62%	4.02	26%	1.68	5%	0.33	7%	0.43
MR CR	62%	3.53	26%	1.48	5%	0.29	7%	0.38
UG2	64%	1.91	24%	0.72	10%	0.31	1%	0.04

Estimated Inferred Resource Base:

MR FPP = Merensky Reef pegmatoidal feldspathic pyroxenite; MR CR = Merensky Reef contact reef;
and UG2 = Upper Group No. 2 chromitite seam; PGM = Platinum-group metals.

The cut-offs for Indicated and Inferred Resources have been established by a qualified person after a review of potential operating costs and other factors.

Inferred Resource
	Cut-off (cmg/t) 4E	Million tonnes	Grade (g/t) 4E	Mining width (m)	Tonnes PGM (4E)	Million ounces PGMs (4E)
MR FPP	100	2.570	6.60	1.22	16.958	0.545
MR CR	300	0.001	3.47	1.00	0.004	0.0002
UG2	100	11.792	3.48	1.50	40.991	1.318
Total Measured		14.363	4.03		57.953	1.8632

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
MR FPP	62%	4.08	26%	1.70	5%	0.34	7%	0.44
MR CR	62%	2.18	26%	0.91	5%	0.18	7%	0.23
UG2	64%	2.23	24%	0.84	10%	0.36	1%	0.05

Background to the Selected Options

The Pre-feasibility Study recommends two mine access approaches for further study. One approach involves two declines from surface for initial access to the resource combined with twin vertical shafts started at the same time. The shaft only approach provides a marginally better IRR compared to the decline/shaft option. The decline/shaft option provides a possible opportunity for early production, potentially taking advantage of higher current metal prices along with benefiting from solid returns on long term prices. Turnberry’s preference is the vertical shaft only option at this time. As a result of the very similar returns and the potential advantages of early production, both options will be examined during the bankable feasibility study.

Six different potential mine plans and options were analysed to optimize returns given the current knowledge of the deposit. Potential mine plans involving both declines to access early tonnage and a vertical shaft to take over primary production, as well as a vertical shaft only design were reviewed at various tonnage rates ranging from 90,000 to 200,000 tonnes per month.

Mine Plan

The Pre-feasibility study recommends a mining rate of 140,000 tonnes per month which provides a 13 year steady state tonnage production period with a strong Internal Rate of Return (IRR) on the capital investment. The mining and development plan includes conventional hand held drilling and scraper winch cleaning similar to the successful conventional mining at the adjacent BRPM platinum mine.

Access to the deposit includes twin vertical shafts to 712 metres below surface and the option of two twin declines for early production. If the decline shafts are included their construction would commence at the same time as the vertical shafts and the concentrating plant would be constructed and commissioned 1 year earlier than the vertical shaft only option. Early start-up tonnage in the first years from the decline is modelled as toll milled.

The Pre-feasibility study proposes a Merensky mining width of between 122 cm and 126 cm thick and a UG2 reef mining width of between 147cm and 150cm. The mine plan includes dilution associated with the selected mining cuts. Key additional dilution factors are 2.8% reef development dilution, 4.4% gully dilution, 5% shortfall (tonnes added at a zero grade) and a mine call factor of 97.5% (2.5% loss of grade). In addition to the normal factored geological losses, dilution and planned pillar losses from the mine plan a further 10% of stope panels are removed from the mining profile to accommodate known regional mining losses.

At the recommended mining rate with the dilution factors the mine plan generates approximately 155,000 platinum ounce per year or 250,000 4E ounces at full steady state production in concentrate for 7 years from the Merensky reef horizon and an additional 6 years from the UG2 reef horizon, at a reduced level of 4E production.

Platinum Group Element and Nickel Copper Recovery

Pre-Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to the other near-by plants in the Bushveld complex on the same reefs. The plant is designed with circuits that can process either Merensky reef or UG2 reef feed. The Merensky Reef is the target of initial mining because of its higher grade.

Preliminary metallurgical testing has demonstrated recovery rates of 87.5% of platinum, palladium, rhodium and gold on the Merensky reef and 82.5% on the UG2. Similarly recoveries of 50% for nickel and 60% for copper are modelled for the Merensky Reef. These values are generally consistent with reported recoveries in the mines on the same reefs nearby.

Smelter Terms

The Pre-feasibility Study includes capital and operating estimates to produce concentrate and no capital is included for smelting and refining of the concentrate. Smelting and Refining is modelled as a deduction from the revenue. Revenue from the sale of concentrate is based on indicative rates for concentrate sales in the platinum industry in South Africa and assumes purchase by and downstream processing by others. Terms of this potential sale are not yet finalized. Anglo Platinum has the right of first refusal to purchase all of the ore or concentrate produced by the WBJV on commercial terms. Estimated deductions of 2500 R/shipment batch of concentrate, 500 R per tonne of concentrate and 14% from gross metal value have been used in the financial model, in line with transactions in the South African platinum industry. Industry normal penalty provisions are also applicable.  Negotiations with Anglo Platinum with respect to detailed smelter terms will commence with the completion of the bankable feasibility study.

Sustaining Capital, Training and Social Development and Closure Costs

The mining and financial models include provisions for anticipated sustaining capital required for the planned mine life. Training costs inline with the requirements of the mine are included in the operating costs. Social development plans underway in the region are modelled currently as Owner’s costs. Closure costs are estimated at 75 million Rand to 100 million Rand. A closure fund provision is added at 4 Rand per tonne during the operation which will generate an 82.4 million Rand at closure.

Risks and Opportunities

The project is subject to a number of risks including, but not limited to, the normal project risks associated with a pre-feasibility stage project such as geology, grade, structure, mining plans, mining width, mining dilution, rates of extraction per reef type, water supply, power and labour shortages and estimation risks in the capital and operating costs and exchange rates and metal prices. The estimates are +- 25% on the capital and operating costs at this stage and +-20% on project timing. A contingency of 15% of the capital cost included in the model mitigates the risks of a capital over run.

Opportunities that will be researched during the bankable feasibility study include early production from the decline shaft option and optimising critical path items such as shaft site preparation and shaft winder delivery.

Project Implementation

The JV will now advance to the bankable feasibility study stage (“BFS”).  Anglo Platinum will continue with their high level review of the Pre-feasibility Study and provide input for the scope of the bankable feasibility study.

The planned completion of a BFS on the WBJV has been moved to the third quarter 2007 from December 2006 to accommodate the delay in completing of the Pre-feasibility study, which resulted from the increased level of engineering required by the WBJV partners prior to BFS, for project finance arrangements, and finalization of the social and labour plans required for the final mining authorization. The Pre-feasibility study will be utilized to commence the detailed application to the Department of Minerals and Energy for mining permits.

Initial work in social development and labour plans that was initiated with the start of the exploration phase has yielded encouraging progress. These components are required for a mining authorization application in compliance with the South African Mining Charter. Projects in organic agriculture and textiles that were researched and developed by PTM as operator of the WBJV have received encouragement from the South African department of Land Affairs, local communities and other non-governmental organizations. The community and government dialogue on the project will be integrated into the development plans.

Moving Forward

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The BFS is expected to be completed in the third quarter of 2007

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Permitting discussions with the Department of Minerals and Energy for a mining authorization will commence in consultation with the local communities. The WBJV will continue in its social development programs and development of labour plans associated with the mine plan.

Considering the decline/shaft option and the shaft option, under the ideal permitting and approval conditions, the project could be approved in 2007 with first production in 2010. The vertical shaft option would see first production in 2013.

2007 Budget and Program

The partners of the WBJV Management Committee will establish the scope of work for the bankable feasibility study for Project 1 as provided in the WBJV agreement. A budget of 15.3 million Rand is approved by the Management Committee for continued engineering and drilling in 2007. Investment in the project on behalf of the partners beyond the 35 million Rand PTM vesting amount totals approximately 46.3 million Rand. The drilling budget includes exploration across the Project 2 and Project 3 areas of the WBJV.

Qualified Person and Quality Assurance and Control

The Pre-feasibility Study and Resource calculation have been completed by Gordon Cunningham (ECSA) and Tim Spindler (ECSA) as the projects leads of Turnberry Projects (Pty) Ltd. and Charles Muller of Global Geo Services (SACNASP) as independent contractors and they have completed the investigation and report under the guidelines of Canadian National Instrument 43-101. As operator, PTM is responsible for exploration and engineering activities. This Pre-feasibility Study has been conducted by independent qualified persons contracted by PTM. Anglo Platinum and Africa Wide Mining have completed a high level review of the pre-feasibility study and will be making recommendations for the scope of work for the bankable feasibility study.

Charles Muller is the Qualified Person, “QP” for the resource assessment report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under PTM’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Gordon Cunningham of Turnberry Projects (Pty) Ltd. is the Qualified Person for the Pre-feasibility Study and Model. He is a member with the South African Institute of Mining and Metallurgy (SIAMM), is registered with the Engineering Council of South Africa and has had extensive experience in the assessment of mines including platinum mines and has been responsible for the mine designs and related investigations. He has over 20 years experience in project operation, project evaluation, design and feasibility work and is supported by a team of experienced engineers. Turnberry Projects has extensive experience with the design and evaluation of platinum projects and mines with past assignments including investigations ranging from metallurgical design to feasibility mine evaluation and project management. Charles Muller and Gordon Cunningham have visited the property on numerous occasions in 2006.

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

PTM is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the Preliminary Assessment will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The following note is mandated under SEC Guidelines

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following note is mandated under SEC Guidelines

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.